UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BLOCKBUSTER INC.
(Name of Issuer)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
093679 20 7
(CUSIP Number)

Suzanne Present Marlin Sams Fund, L.P. 645 Fifth Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679 20 7	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,200,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,200,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 093679 20 7	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: WILLIAM M. SAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,300,000 SHARED VOTING POWER 2,200,000 SOLE DISPOSITIVE POWER 2,300,000 SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: SUZANNE PRESENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,200,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,200,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,200,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 093679 20 7	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GLADWYNE MARLIN GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,200,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 093679 20 7	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MICHAEL SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,200,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CANDICE McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 250,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CHAD McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 250,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 11 of 15 Pages

This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons to amend and supplement the Schedule 13D, dated October 16, 2008, with respect to the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Blockbuster Inc., a Delaware corporation (the “Company”).

Item 1.  Security and Issuer.

No material change.

Item 2.  Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated in its entirety as follows:

An aggregate of 3,250,000 shares of Class B Common Stock were purchased by the Reporting Persons for an aggregate purchase price of $4,117,715.35. Such shares were purchased using cash on hand.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

(a)

The aggregate percentage of shares of Class B Common Stock reported as owned by each Reporting Person is based upon 72,000,000 shares of Class B Common Stock outstanding as of August 8, 2008, which is the total number of shares of Class B Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2008. Based on calculations made in accordance with Rule 13d-3(d), (i) the Fund, the General Partner, Gladwyne,

CUSIP No. 093679 20 7	13D	Page 12 of 15 Pages

Suzanne Present and Michael Solomon may be deemed to beneficially own 2,200,000 shares of Class B Common Stock, approximately 3.1% of the outstanding shares of Class B Common Stock; (ii) Sams may be deemed to beneficially own 4,500,000 shares of Class B Common Stock, approximately 6.3% of the outstanding shares of Class B Common Stock; and (iii) Candice McCurdy and Chad McCurdy may be deemed to beneficially own 250,000 shares of Class B Common Stock, approximately 0.3% of the outstanding shares of Class B Common Stock.

(b)

(i)                    Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of 2,200,000 shares of Class B Common Stock that are directly owned by the Fund.

(ii)                   Sams may be deemed to have the sole power to direct the voting and disposition of 2,300,000 shares of Class B Common Stock that are directly owned by him. By virtue of the relationships between and among the Reporting Persons described in Item 2 of the Schedule 13D, Sams may be deemed to share the power to direct the voting and disposition of 2,200,000 shares of Class B Common Stock that are directly owned by the Fund.

(iii)                  By virtue of the relationship between and among the Reporting Persons described in Item 2 of the Schedule 13D, Gladwyne may be deemed to share the power to direct the voting and disposition of 2,200,000 shares of Class B Common Stock that are directly owned by the Fund.

(iv)                  By virtue of the relationship between and among the Reporting Persons described in Item 2 of the Schedule 13D, Suzanne Present may be deemed to share the power to direct the voting and disposition of 2,200,000 shares of Class B Common Stock that are directly owned by the Fund.

(v)                    By virtue of the relationship between and among the Reporting Persons described in Item 2 of the Schedule 13D, Michael Solomon may be deemed to share the power to direct the voting and disposition of 2,200,000 shares of Class B Common Stock that are directly owned by the Fund.

CUSIP No. 093679 20 7	13D	Page 13 of 15 Pages

(vi)                  By virtue of the relationship between and among the Reporting Persons described in Item 2 of the Schedule 13D, Candice McCurdy and Chad McCurdy may be deemed to share the power to direct the voting and disposition of 250,000 shares of Class B Common Stock held in a joint account.

(c)

Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Class B Common Stock during the past 60 days. The dates upon which the Class B Common Stock was purchased, the number of shares of Class B Common Stock purchased and the price per share for all transactions in the shares of Class B Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

Marlin Sams Fund, L.P.
Trade Date	Class B Common Stock	Price Per Share
9/23/2008	100,000	$1.4950
9/24/2008	19,900	$1.4573
9/24/2008	200,000	$1.4600
9/26/2008	100,000	$1.3156
10/10/2008	20,600	$0.7461
10/13/2008	37,133	$0.7500
10/15/2008	1,200	$0.6500
10/16/2008	241,067	$0.6239
10/30/2008	194,336	$0.6460
10/31/2008	11,585	$0.6873
11/3/2008	5,900	$0.7468
11/6/2008	388,179	$0.7500
11/12/2008	200,000	$0.4500
William M. Sams
Trade Date	Class B Common Stock	Price Per Share
9/29/2008	100,000	$1.2182
11/7/2008	86,764	$0.5977
11/10/2008	13,236	$0.6000
Candice McCurdy and Chad McCurdy
Trade Date	Class B Common Stock	Price Per Share
10/27/2008	100,000	$0.5000
10/31/2008	100,000	$0.8855
11/11/2008	50,000	$0.5138

CUSIP No. 093679 20 7	13D	Page 14 of 15 Pages

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class B Common Stock of the Company owned by any member of the group.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP 83616W101	Page 15 of 16 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2008

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

CUSIP No. 093679 20 7	13D	Page 16 of 16 Pages

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy